UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

3 HaNechoshet Street, building B, 6971068, Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On January 5, 2022, the Tel Aviv District Court Economic Department (the “Israeli court”) approved the motion previously filed by Medigus Ltd. (the “Company”) on November 30, 2021, regarding the Company’s $3 million buyback program which sought the approval of a capital reduction.

The approval by the Israeli court is limited to a nighty (90) day period.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-238162 and No. 333-237774) and Form S-8 (File No. 333-206803, No. 333-221019, No. 333-229429 and No. 333-258624).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2022	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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